SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.: 452284102


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,341,170

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,341,170

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,341,170

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,341,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,341,170

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,341,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of April 9, 1999 and amends and supplements the
Schedule 13D dated April 7, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

         (a) In accordance with the Ownership Limitation (described below), Elliott beneficially owns an aggregate of 1,341,170 shares of Common Stock, constituting 9.9% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

                  - $833,334 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("6% Notes") which are presently convertible into 740,741 shares of Common Stock,

                  - $1,111,111 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("2% Notes") which are presently convertible into 740,740 shares of Common Stock,

                  - $1,388,889 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("Amended 6% Notes") which are presently convertible into 1,234,568 shares of Common Stock,

                  - Warrants expiring on March 31, 2002 ($1.4625 strike price) exercisable for 333,334 shares of Common Stock ("6% Warrants"),

                  - Warrants expiring on March 31, 2002 ($1.4625 strike price) exercisable for 555,556 shares of Common Stock ("Amended 2% Warrants"),

                  - Warrants expiring on May 15, 2001 ($3.75 strike price) exercisable for 444,444 shares of Common Stock ("2% Warrants"), and

                  - Warrants expiring on October 29, 2001 ($10.60 strike price) exercisable for 17,391 shares of Common Stock.

         In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott disclaims beneficial ownership of 2,725,604 shares of Common Stock, since the amount of shares of Common Stock into which Elliott, Westgate, and Martley's 6% Notes, 2% Notes, 6% Warrants, Amended 2% Warrants and 2% Warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Together, and in accordance with the Ownership Limitation, Westgate and Martley beneficially own an aggregate of 1,341,170 shares of Common Stock, constituting 9.9% of all of the outstanding shares of Common Stock. Westgate and Martley currently hold the following securities of the Issuer:

                  - $833,333 face amount of 6% Notes which are presently convertible into 740,740 shares of Common Stock,

                  - $1,111,112 face amount of 2% Notes which are presently convertible into 740,741 shares of Common Stock,

                  - $1,388,888 face amount of Amended 6% Notes which are presently convertible into 1,234,567 shares of Common Stock

                  - 6% Warrants exercisable for 333,333 shares of Common Stock,

                  - Amended 2% Warrants exercisable for 555,555 shares of Common Stock,

                  - 2% Warrants exercisable for 444,445 shares of Common Stock, and

                  - Warrants expiring on October 29, 2001 ($10.60 strike price) exercisable for 17,391 shares of Common Stock.

         In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Westgate and Martley disclaim beneficial ownership of 2,725,602 shares of Common Stock due to the Ownership Limitation (described above).

         In accordance  with the  Ownership  Limitation,  Elliott,  Westgate and
Martley's aggregate beneficial ownership of Common Stock equals 1,341,170 shares, comprising 9.9 % of all of the outstanding shares of Common Stock, and beneficial ownership of any additional shares is expressly disclaimed.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) On March 31, 1999, Elliott purchased a unit consisting of $833,334 face amount of 6% Notes and 333,334 6% Warrants for a price of $833,334. In connection with this purchase, and without the payment of additional consideration by Elliott, the terms of a portion of Elliott's 2% Notes and 2% Warrants were amended as follows (each effective as of 3/31/99):

                  - $1,388,889 face amount of Elliott's 2% Notes were amended to become $1,388,889 face amount of Amended 6% Notes, and

                  - 555,556 of Elliott's 2% Warrants were amended to become 555,556 Amended 2% Warrants

         Each of these transactions were effected by Elliott directly with the Issuer.

         On March 31, 1999, Westgate purchased a unit consisting of $833,333 face amount of 6% Notes and 333,333 6% Warrants for a price of $833,333. In connection with this purchase, and without the payment of additional consideration by Westgate, the terms of a portion of Westgate's 2% Notes and 2% Warrants were amended as follows (each effective as of 3/31/99):

                  - $1,388,888 face amount of Westgate's 2% Notes were amended to become $1,388,888 face amount of Amended 6% Notes, and

                  - 555,555 of Westgate's 2% Warrants were amended to become 555,555 Amended 2% Warrants

         Each of these transactions were effected by Westgate directly with the Issuer.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 9, 1999               ELLIOTT ASSOCIATES, L.P.

                                            By: Braxton Associates, L.P.,
                                                     as General Partner

                                            By: Braxton Associates, Inc.,
                                                     as General Partner


                                                     By: /s/ Elliot Greenberg
                                                              Elliot Greenberg
                                                              Vice President



                                            WESTGATE INTERNATIONAL, L.P.

                                            By: Martley International, Inc.
                                                     as attorney-in-fact


                                                     By: /s/ Elliot Greenberg
                                                              Elliot Greenberg
                                                              Vice President


                                            MARTLEY INTERNATIONAL, INC.


                                                     By: /s/ Elliot Greenberg
                                                              Elliot Greenberg
                                                              Vice President